Amended and Restated Appendix B
to the Sub-Advisory Agreement Dated December 16, 2016

Sub-Advisory Fee:

The following percentage[s] of the average daily net assets of the Fund:

0.80% on that portion of the Fund’s assets managed by the Sub-advisor (the Portfolio, as defined in Section 1(a) above).

Agreed and accepted this 19th day of July, 2018.

Vivaldi Asset Management, LLC

Name:
Title:

RIVERNORTH CAPITAL MANAGEMENT, LLC

Name:
Title: